Page 1 of 10 Pages

                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                   SCHEDULE 13G

                   Under the Securities exchange Act of 1934

                             (AMENDMENT NO.1)*

                              DEAN FOODS CO
             -----------------------------------------------------
                              (NAME OF ISSUER)

                                  COM
             -----------------------------------------------------
                       (TITLE OF CLASS OF SECURITIES)

                                 242370104
             -----------------------------------------------------
                              (CUSIP NUMBER)

                           December 31, 2010
             -----------------------------------------------------
            (Date of event which requires filing of this Statement)

  Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    X  Rule 13d-1(b)
       Rule 13d-1(c)
       Rule 13d-1(d)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required in the remainder of this cover page shall not be deemed to be 'filed' for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (CONTINUED ON FOLLOWING PAGE(S))




<PAGE

    CUSIP NO. 242370104           13G                        Page 2 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances I.A.R.D. Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     France


           NUMBER OF SHARES   5. SOLE VOTING POWER                           0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                    75,300
          December 31, 2010
                    BY EACH   7. SOLE DISPOSITIVE POWER                      0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER              395,364


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       395,364
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      0.2%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 242370104                13G                     Page 3 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Assurances Vie Mutuelle

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
        France


           NUMBER OF SHARES   5. SOLE VOTING POWER                           0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                    75,300
          December 31, 2010
                    BY EACH   7. SOLE DISPOSITIVE POWER                      0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER              395,364



  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       395,364
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      0.2%

 12. TYPE OF REPORTING PERSON *
     HC


 <PAGE

CUSIP NO. 242370104                13G                     Page 4 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     France


           NUMBER OF SHARES   5. SOLE VOTING POWER                           0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                    75,300
          December 31, 2010
                    BY EACH   7. SOLE DISPOSITIVE POWER                      0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER              395,364


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                       395,364
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]



 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      0.2%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE

CUSIP NO. 242370104                13G                     Page 5 of 10 Pages

  1. NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        AXA Financial, Inc.      13-3623351

  2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                (A) [ ]
                                                                       (B) [ ]

  3. SEC USE ONLY

  4. CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Delaware

           NUMBER OF SHARES   5. SOLE VOTING POWER                           0
               BENEFICIALLY
                OWNED AS OF   6. SHARED VOTING POWER                         0
          December 31, 2010
                    BY EACH   7. SOLE DISPOSITIVE POWER                      0
                  REPORTING
               PERSON WITH:   8. SHARED DISPOSITIVE POWER                3,564


  9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH                         3,564
     REPORTING PERSON
     (Not to be construed as an admission of beneficial ownership)

 10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES *                                                              [X]


 11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                      0.0%

 12. TYPE OF REPORTING PERSON *
     HC

                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

<PAGE
CUSIP NO. 242370104                13G                     Page 6 of 10 Pages


Item 1(a) Name of Issuer:
          DEAN FOODS CO

Item 1(b) Address of Issuer's Principal Executive Offices:
          2711 North Haskell Ave., Suite 3400
          Dallas,  TX 75204-


Item 2(a) and (b)
          Name of Person Filing and Address of Principal Business Office:

This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA

          AXA Assurances I.A.R.D Mutuelle, and
          AXA Assurances Vie Mutuelle,
          26, rue Drouot
          75009 Paris, France

          as a group (collectively, the 'Mutuelles AXA').

          AXA
          25, avenue Matignon
          75008 Paris, France

          AXA Financial, Inc.
          1290 Avenue of the Americas
          New York, New York 10104

  (Please contact Chris Winans (212-314-5519) or Michael Arcaro (212-314-2030) with any questions.)

                                   13G                     Page 7 of 10 Pages
Item 2(c) Citizenship:
          Mutuelles AXA and AXA - France
          AXA Financial, Inc. - Delaware

Item 2(d) Title of Class of Securities:  COM

Item 2(e) Cusip Number:  242370104

Item 3.   Type of Reporting Person:
          AXA Financial, Inc. as a parent holding company, in accordance with 240.13d-1(b)(ii)(G).

          The Mutuelles AXA, as a group, acting as a parent holding company.

          AXA as a parent holding company.

                                   13G                     Page 8 of 10 Pages


Item 4. Ownership as of 12/31/2010

        (a) Amount Beneficially Owned:  395,364  shares of common stock
        (b) Percent of Class:  0.2%

        (c) Deemed Voting Power and Disposition Power:

                        (i)           (ii)          (iii)         (iv)
                        Deemed        Deemed        Deemed        Deemed
                        to have       to have       to have       to have
                        Sole Power    Shared Power  Sole Power    Shared Power
                        to Vote       to Vote       to Dispose    to Dispose
                        or to         or to         or to         or to
                        Direct        Direct        Direct the    Direct the
                        the Vote      the Vote      Disposition   Disposition
                        ------------  ------------  ------------  ------------


The Mutuelles                      0        75,300             0       391,800
AXA, AXA, as
holding companies

AXA Financial, Inc.,               0             0             0         3,564
 through its
subsidiaries


Each of the Mutuelles AXA, as a group, and AXA expressly declares that the filing of this Schedule 13G shall not be construed as an admission that it is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G.

AllianceBernstein L.P. is a majority owned subsidiary of AXA Financial, Inc. and an indirect majority owned subsidiary of AXA SA. AllianceBernstein operates under independent management and makes independent decisions from AXA and AXA Financial and their respective subsidiaries and AXA and AXA Financial calculate and report beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).

AllianceBernstein may be deemed to share beneficial ownership with AXA reporting persons by virtue of 3,564 shares of common stock acquired on behalf of the general and separate accounts of the affiliated entities for which AllianceBernstein serves as a subadvisor. Each of AllianceBernstein and the AXA entities reporting herein acquired their shares of common stock for investment purposes in the ordinary course of their investment management and insurance

                                                            Page 9 of 10 Pages

Item 5. Ownership of Five Percent or Less of a Class:
        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

                                                                          [X]

Item 6. Ownership of More than Five Percent on behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reporting on by the Parent Holding Company:

        This Schedule 13G is being filed by AXA Financial, Inc.; AXA, which owns AXA Financial, Inc.; and the Mutuelles AXA, which as a group control AXA:

   (X) in the Mutuelles AXAs' capacity, as a group, acting as a parent holding company with respect to the holdings of the following AXA entity or entities:

   (X) in AXA's capacity as a parent holding company with respect to the holdings of the following AXA entity or entities:

        AXA Konzern AG (Germany)

        AXA Rosenberg Investment Management LLC

   (X) in AXA Financial, Inc.'s capacity as a parent holding company with respect to the holdings of the following subsidiaries:

   (X)  AllianceBernstein L.P.
        (13-3434400), an investment adviser registered under
        Section 203 of the Investment Advisers Act of 1940.

   (X)  AXA Equitable Life Insurance Company
        (13-5570651), an insurance company and an investment adviser registered under Section 203 of the Investment
        Advisers Act of 1940.

                                                         Page 10 of 10 Pages

Item 8. Identification and Classification of Members of the Group.      N/A

Item 9.  Notice of Dissolution of Group:                                N/A

Item 10. Certification:

         By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.



         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





   Date:    02/09/2011                     AXA FINANCIAL, INC.*






                                           /s/ Alvin H. Fenichel

                                              Alvin H. Fenichel
                                            Senior Vice President
                                        and Chief Accounting Officer






   *Pursuant to the Joint Filing Agreement with respect to Schedule 13G attached hereto as Exhibit I, among AXA Financial, Inc., AXA Assurances I.A.R.D Mutuelle, AXA Assurances Vie Mutuelle, and AXA, this statement

    Schedule 13G is filed on behalf of each of them.